3501 County Road 6 East
Elkhart, IN 46514
(574) 535-1125
(574) 217-0358 (Fax)

December 27, 2016

Via EDGAR

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E. -- Mail Stop 3561
Washington D.C. 20549

Re:	Drew Industries Incorporated
File No. 001-13646
Form 10-K for the Year Ended December 31, 2015
Form 10-Q for the Quarter Ended September 30, 2016
Form 8-K furnished November 23, 2016

Dear Ms. Raminpour:

Reference is made to your letter dated December 15, 2016 regarding the Staff’s comments with respect to the above-referenced reports of Drew Industries Incorporated (the “Company”).

We note your letter requested a response from the Company within 10 business days, or by December 30, 2016. Per telephone conversation with Ms. Heather Clark on December 27, 2016, in light of the holidays the Company has requested an additional 10 business days to prepare its response to each of the comments in your letter. As such, the Company anticipates submitting its response by January 16, 2017.

If you have any questions or wish to further discuss the timing of the Company’s response, please contact the undersigned at (574) 312-6978, or Robert A. Kuhns, the Company’s Chief Legal Officer at (574) 312-7499.

Sincerely,

/s/ Brian M. Hall
Brian M. Hall
Chief Financial Officer

Website: www.drewindustries.com
drew@drewindustries.com